Proposal:
1. To elect the following Directors, effective July 31, 2003:
	          Votes in
                  Favor of	Votes
                                Against
1) Nilesh Joshi	10,505,927	476,331
2) Joseph J. Kearns10,506,207	476,051
3) Marie Joseph Raymond
Lamusse	           10,506,207	476,051

2. That stockholders recommend that the Board of Directors
 act to adopt interval-fund status for the Fund, under
 which the Fund will make repurchase offers at three-month
 intervals for not less than 10% of the Funds shares
 outstanding at not less than 98% of net asset value
 (NAV), and to effect the first such repurchase offer
 not later than September 20, 2003:
  Votes in
  Favor of	 Votes
                 Against	Votes
                               Abstained
2,546,309	64,699,814	56,120